NEWS RELEASE


                              FOR IMMEDIATE RELEASE


    BCI ANNOUNCES EARLY MONETIZATION OF US$ 50 MILLION OF THE AMERICA MOVIL
                                PROMISSORY NOTE



MONTREAL (CANADA) September 26, 2002 - Bell Canada International Inc. ("BCI") announced today that America Movil S.A. de C.V. ("America Movil") has repurchased US$50 million of its US$ 220 million promissory note originally due on March 1, 2003. Net proceeds to BCI were US$47.4 million, which will be invested primarily in money market instruments.

The US$ 220 million interest-free promissory note was originally issued by America Movil to BCI in connection with the July 24, 2002 sale of BCI's interest in Telecom Americas Ltd. The balance of the promissory note held by BCI after the prepayment stands at US$ 170 million and is due on March 1, 2003.

As part of its Plan of Arrangement, BCI sought and obtained court approval for this early monetization.

BCI is operating under a court supervised Plan of Arrangement to dispose of its remaining assets, settle all claims against the company and make a final distribution to stakeholders. BCI is a subsidiary of BCE Inc., Canada's largest communications company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.


This news release may contain or refer to other communications that may contain certain forward-looking statements that reflect the current views and/or expectations of management with respect to performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

FOR FURTHER INFORMATION PLEASE CONTACT: Bell Canada International Inc., Howard Hendrick, Executive Vice-President, Chief Financial Officer,
(514) 392-2260, howard.hendrick@bci.ca.